J. Barrie Shineton
President & Chief Executive Officer

April 25, 2007

Dear Norbord Shareholder,

Norbord recorded a loss of $16 million or $0.11 per share for the first quarter of 2007. Market conditions were very challenging in North America, with OSB prices reaching their lowest levels since 2001. Demand has been impacted by weaker US housing starts, poor weather and by new capacity from recent OSB investment coming on stream.

However, we continue to make good progress on many key initiatives:

  Our strategy of geographic diversification is paying off,

  Our new Cordele mill start up has exceeded our expectations, and

  Our sales strategy has been validated.

Our European mills delivered EBITDA of $18 million during the quarter – three times greater than one year ago. Recovering building construction activity in Germany, rapid economic expansion in Eastern Europe and capacity closures in Western Europe are supporting very strong panelboard demand. Our predominantly UK based assets are benefiting from a strong Euro, lower wood costs and energy price deregulation and we expect Norbord’s European earnings will continue to improve during the remainder of this year.

Our new mill at Cordele, Georgia has started up exceptionally well. We are currently operating at about 85% of design and should be at full capacity well before our year-end target. Our project management team has done an outstanding job of delivering this project on time and on budget. In fact, we expect the new line to contribute positive cash flow in the second quarter of this year.

We also achieved record OSB production in the quarter. And more importantly, we were able to sell it, maintaining normal inventory levels and avoiding costly curtailments. This is the direct result of our ongoing efforts to develop a quality customer base. We continue to align ourselves with the largest retailers, contractor yards and homebuilders who are growing their own market shares.

Looking ahead to the rest of 2007, the diverging market trend we see in North America and Europe will continue. In North America, OSB prices will bounce along at the bottom, with some marginal seasonal relief. In Europe, panelboard prices will continue to improve and Norbord will benefit with stronger earnings from all its operations. This is the real earnings diversification we’ve talked about in the past.

Longer term, we continue to believe that OSB represents the best growth opportunity in the forest products industry. Housing starts will recover, most likely next year when the inventory of vacant new and resale homes returns to more normal levels. And OSB, a replacement for higher cost plywood, will continue to take market share at an accelerated rate.

Both trends will ultimately result in improved OSB prices, beginning some time in 2008.

2007 looks to be a tougher year for the North American OSB industry, but Norbord has been here before. We have a proven track record of weathering these cycles and emerging a stronger company. I am confident that we’ll do it again.

Thank you for your continuing support.

2

NEWS RELEASE

Norbord Reports First Quarter Results

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS

  Generated EBITDA of $18 million at European operations

  Ramped up new Cordele OSB line to 75% of design capacity

  Achieved record North American OSB production

  Completed early refinancing of 2008 debt maturity

TORONTO, ON (April 25, 2007) – Norbord Inc. (TSX:NBD) today reported a loss of $16 million in the first quarter of 2007 or $0.11 per share compared to a loss of $1 million or $0.01 per share in the fourth quarter of 2006. In the first quarter of 2006, earnings were $58 million or $0.40 per share.

"Our first quarter results reflect the lowest North American OSB prices since 2001," said Barrie Shineton, President and CEO. "Our diversification into Europe helped offset the decline in North American markets as our European operations delivered another quarter of improved results."

"Norbord produced and sold record North American OSB volume during the first quarter," said Mr. Shineton. "This validates our sales strategy of focusing on the largest retailers, contractor yards and homebuilders who are growing their own market shares."

Performance

The North Central benchmark OSB price averaged $145 during the quarter, down from $166 in the prior quarter and $285 in the same quarter last year. The lower OSB prices reflect the 23% decline in housing starts over the past 12 months and the impact of tightening mortgage lending standards in response to the subprime loan problems. Industry experts now forecast US housing starts in the 1.5 to 1.6 million range for the year, well below the 1.8 million level experienced in 2006. As a result, difficult market conditions are expected to persist into next year.

Notwithstanding these difficult market conditions, Norbord produced record OSB volume in North America during the first quarter. Record production was achieved despite a shorter operating quarter and scheduled maintenance downtime and is the result of the excellent start-up of the second line at Cordele, Georgia. Norbord’s sales strategy of aligning with key customers enabled all of this record production to be sold, keeping inventories at minimal levels and avoiding costly curtailments.

European panelboard prices improved in the first quarter with strong demand being driven by more robust building activity, particularly in Germany, and general economic expansion in Eastern Europe. Norbord’s order files for all European panels extend well into the second quarter and further price increases are expected. The combination of expanding demand in the east and capacity closures in the West should continue to support strong European panelboard pricing through 2007 and into 2008.

North American per unit OSB production costs were down 1% over the same quarter last year despite a 30% increase in resin prices. In Europe, energy prices moderated during the quarter, more than offsetting fibre price increases experienced in Belgium.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4

Gains from the Margin Improvement Program (MIP) were $3 million year-to-date, measured relative to 2006 at trend prices and exchange rates. The outstanding operating performance achieved in the first quarter of 2006, when all mills were run flat out to benefit from the tail end of the prior up-cycle, makes this year-over-year gain a notable result. Norbord’s MIP target for the full year 2007 is $45 million.

Capital investments totaled $9 million during the quarter and are expected to be $30 million for the full year. Net debt to total capitalization was 31% on a market basis and Norbord has $112 million of unutilized, committed bank lines to support short-term liquidity requirements.

Developments

Ramp up of the new OSB production line at Cordele, Georgia is well underway. Start-up has exceeded expectations as the mill ran above 70% of its design capacity after only eight weeks – well ahead of the four month target. The new line is on track to produce at full capacity by year-end. Once fully ramped up, the Cordele mill is expected to be amongst the lowest cost in the industry. Capitalization of interest and start-up costs on this project ceased and depreciation of the new line commenced on April 1, 2007.

The early refinancing of Norbord’s 2008 debt maturity was completed in February. $200 million of 10 year senior notes were issued with an interest rate of 6.45%. Pending the repayment of the 2008 debentures at maturity, the proceeds are being invested in high-quality money market securities.

Quarterly Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on June 21, 2007 to shareholders of record on June 1, 2007. Norbord’s Canadian common shareholders may participate in the Company’s Dividend Reinvestment Plan.

Annual Meeting of Shareholders

Norbord’s annual meeting of shareholders will be held Wednesday, April 25, 2007 at 10:30 a.m. EDT at the National Club, 303 Bay Street, Toronto, Ontario. The meeting will be webcast live at Norbord’s web site at www.norbord.com.

Conference Call

Norbord will hold a conference call for investors on Thursday, April 26, 2007 at 11:00 a.m. EDT. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available one hour following the call until May 25, 2007 by dialing 1-888-203-1112. The pass code is 6904094. Audio playback will also be available on the Norbord web site.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.5 billion, employing approximately 2,800 people at 16 plant locations in the United States, Europe and Canada. Norbord is one of the world’s largest producers of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard (MDF), hardwood plywood and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Anita Veel
Director, Corporate Affairs
(416) 643-8838
anita.veel@norbord.com

This news release and attached Shareholders Letter contain forward-looking statements, as defined in applicable legislation. The words "forecast," "are expected," "should," "is on track to," "is expected," and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2007 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2006 Management’s Discussion and Analysis dated January 31, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FIRST QUARTER 2007

April 24, 2007

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. Norbord’s significant accounting policies and other financial disclosures are contained in the audited annual financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section in this MD&A.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form and the 2006 annual report, containing the annual MD&A and audited annual financial statements is available on SEDAR at www.sedar.com.

Overview

Norbord is an international producer of wood-based panels with 16 plant locations in the United States, Europe and Canada. It is one of the world’s largest producers of oriented strand board (OSB) with annual capacity of 5.0 billion square feet (3/8-inch basis). The core of Norbord’s OSB business is located in the US South. The Company is a significant producer of wood-based panels in Europe. The geographical breakdown of panel production capacity is 60% US, 27% Europe and 13% Canada.

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe.

Norbord’s financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2005 and management believes this target was met again in 2006.

Maintaining a strong balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management should enable it to access public and private capital markets on attractive terms. At the end of the quarter, the Company believes that it was well positioned with a net debt to capitalization of 31% on a market basis and 56% on a book basis.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At March 31, 2007, the Board of Directors had declared 66 consecutive quarterly common dividends of CAD $0.10 per share.

Operating Results

	1st Qtr	4th Qtr	1st Qtr
(US$ millions, unless otherwise noted)	2007	2006	2006

Return on equity (ROE)	(15)%	(1)%	43%
Return on capital employed (ROCE)	2%	8%	46%
Earnings per share – diluted	$(0.11)	$(0.01)	$0.40

Net sales	$261	$259	$368
EBITDA	4	22	111
EBITDA margin	2%	9%	30%
Depreciation	24	24	22
Capital investments	9	44	35

OSB shipments (MMsf 3/8")	1,112	1,083	1,082
Average OSB price – North Central ($/Msf 7/16")	145	166	285
Average OSB price – Europe (€/m3)	234	219	197

Norbord’s strategy of geographic diversification continued to be substantiated as markets for Norbord’s European and North American products moved in different directions. In Europe, prices for Norbord’s products continued to improve due to stronger market conditions, particularly in Eastern Europe. In contrast, North American markets remained challenging with North American OSB prices trading at their lowest levels since 2001.

EBITDA of $4 million was generated in the quarter, versus $22 million in the previous quarter and $111 million in the first quarter of 2006. Notable in this result is the contribution from European operations, at $18 million up from $10 million and $6 million in the fourth and first quarters of 2006, respectively. Market conditions in Europe continued to show signs of improvement. European OSB prices increased 7% over the fourth quarter with strong demand being driven by a robust construction market in the West, particularly in Germany, and stronger economic activity in Eastern Europe. Norbord continued to focus its particleboard on the construction sector with the particleboard business in Cowie, Scotland now devoted almost exclusively to the construction sector. Particleboard and MDF markets remained firm with price gains of 3% to 5% achieved in the quarter.

The strengthening market conditions in Europe were partially offset by continued cost pressures for fibre and resin. A number of initiatives have been undertaken to address these cost pressures including the 2006 restructuring of Cowie MDF and South Molton, England particleboard and lamination, the installation of a heat energy system at Cowie MDF, and the on-going installation of a heat energy system at Genk, Belgium OSB (operational fourth quarter 2007). Norbord expects that these initiatives will result in higher overall margin contribution from the European mills.

Notwithstanding the improved European results, overall results deteriorated as North American OSB prices have retreated from the highs of recent years. Benchmark North American OSB prices averaged $145 per Msf (7/16-inch basis) in the quarter, and traded at their lowest level since 2001. The decline in North American OSB prices, which began in the second half of 2006, is the result of lower housing starts in the US. New home construction is the principal end use for OSB accounting for about 70% of demand in 2006. North American OSB prices have also been impacted by an increase in production capacity as a number of mills have come on stream. Relatively weak pricing levels are expected to persist into 2008 as a result of weaker overall demand and the impact of additional capacity.

Throughout the cycle, Norbord took steps to prepare itself for this cyclical downturn by focusing on cost containment and developing a higher margin product mix. The Margin Improvement Program (MIP) has helped Norbord to concentrate on improving its competitive position, generating $185 million of margin improvement over the past five years. These gains have helped to offset the impact of rising input costs and management believes its relative competitive position in the industry has improved over this time. Gains from MIP were $3 million year-to-date, measured relative to 2006 at constant prices and exchange rates. The outstanding operating performance achieved in the first quarter of 2006, when production was maximized to benefit from the tail end of the prior up-cycle, makes the year-over-year gain notable. Norbord’s MIP target for the full year 2007 is $45 million.

While weak North American OSB pricing is expected in the near term, the long term fundamentals supporting North American housing and OSB demand continue to be strong. Management continues to believe that OSB is the best growth product in the forest products industry.

Major components of the change in EBITDA compared to the prior quarter and the same quarter last year are summarized in the following variance table.

	1st Qtr 2007	1st Qtr 2007
EBITDA Variance	vs.	vs.
(US$ millions)	4th Qtr 2006	1st Qtr 2006
EBITDA – current period	$4	$4
EBITDA – comparative period	22	111
Variance (1)	$(18)	$(107)

Mill nets (2)	$(4)	$(100)
Volume (3)	(2)	(7)
Key input prices (4)	(1)	(7)
Key input usage (4)	(2)	1
Other (5)	(9)	6
	$(18)	$(107)

(1)    The variance excludes the impact of the second OSB line at Cordele, Georgia as this line’s results were capitalized until April 2007.

(2)    The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.

(3)    The volume variance represents the impact of shipment volume changes across all products.

(4)    Key inputs include fibre, resin and energy.

(5)    Other category comprises all remaining variances including labour and benefits, supplies and maintenance, the impact of foreign exchange, and the $7 million refund of softwood lumber duties received in the fourth quarter of 2006.

Ramp up of the new OSB line at Cordele, Georgia completed in December 2006 is well underway. The expansion added approximately 550 million square feet (3/8-inch basis) of production capacity at a capital cost of $135 million and increased Norbord’s global OSB production capacity by 12%. Once fully ramped up, this expansion will further strengthen Norbord’s position as one of the lowest cost OSB producers in the US South. Production on the line exceeded 75% of capacity for the month of March, ahead of the aggressive start-up schedule. Any benefit from the additional volume from the new OSB line is not reflected in EBITDA, or the EBITDA variance, as the results from this line were capitalized until April 2007 while the facility remained in its start-up phase. During the first quarter, $3 million was capitalized as start-up costs.

Norbord achieved record OSB production in the quarter, driven by the exceptional ramp up of the new OSB line at Cordele. Production volume in the first quarter from Norbord’s remaining eleven OSB facilities was down 3% over the prior quarter and down 4% over the same quarter last year. The fewer number of days in the first quarter of 2007 and additional unscheduled downtime are the principal drivers for the decrease. The length of the first quarter of 2007, fourth quarter of 2006 and first quarter of 2006 were 90, 92 and 91 days, respectively.

Norbord’s OSB shipments reached record levels in the quarter, a notable achievement in light of current North American OSB market conditions and validates the Company’s sales strategy of aligning with growth customers.

The global forest products industry continues to be challenged with significantly higher energy, resin and fibre costs. Norbord has responded to these price pressures by accelerating the installation of biomass heat energy systems to limit the direct exposure to energy prices and by focusing on the "controllable" aspects of its business through MIP initiatives with a sharp focus on mix, volume and usage improvements.

In the quarter Norbord’s North American per unit OSB production costs, including employee profit share, were up 4% over the prior quarter due to a combination of increased input prices and costs associated with unscheduled downtime. Production costs were down 1% over the first quarter of 2006 as costs associated with unscheduled maintenance downtime were offset by lower employee profit share costs.

Net sales in the quarter were $261 million, compared to $259 million and $368 million in the fourth and first quarters of 2006 respectively. Changes in North American OSB price is the principal driver of the change in net sales. Increased European pricing levels also impacts net sales relative to the comparative periods.

Interest expense of $9 million is higher than prior quarters due to additional interest on borrowings under the Company’s committed bank lines and the February issuance of $200 million of senior notes maturing in 2017. First quarter interest expense excludes $3 million of interest capitalized relating to the new OSB line at Cordele. The line reached commercial production at the end of the quarter and accordingly, no additional interest will be capitalized. Depreciation expense of $24 million is in line with prior quarters. Going forward depreciation expense is expected to increase as depreciation will commence in the second quarter on the new OSB line. Annual depreciation on the new OSB line is expected to be approximately $10 million.

Liquidity and Capital Resources
	1st Qtr	4th Qtr	1st Qtr
(US$ millions, except per share information, unless otherwise noted)	2007	2006	2006
Cash provided (used) by operating activities	$ (50)	$ 54	$ 30
Cash provided (used) by operating activities per share	(0.34)	0.37	0.21
Operating working capital	109	33	73
Total working capital	304	53	204
Capital investments	9	44	35
Net debt to capitalization, market basis	31%	27%	18%
Net debt to capitalization, book basis	56%	51%	36%

Operating activities consumed $50 million of cash in the quarter principally due to a seasonal increase in non-cash working capital balances. The decrease in cash provided by operations from the prior quarter is primarily due to non-cash working capital balance changes. The decrease from the first quarter of 2006 is principally attributable to higher earnings in the comparable period. The net change in non-cash working capital balances in the first quarter resulted in the use of $68 million of cash, compared to the use of $50 million in the first quarter of 2006.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at March 31, 2007 was $109 million compared to $73 million at April 1, 2006, up due to an increase in non-trade receivable balances. Collections of trade receivables are in line with prior periods. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at March 31, 2007 was $304 million including $198 million in cash and cash equivalents.

During the quarter the Company issued $200 million of senior notes due in 2017 with an interest rate of 6.45% which is subject to a credit ratings based coupon step-up provision. The notes were issued to pre-fund the March 2008 debenture maturity. Pending such use, the proceeds are being invested in high quality money market securities.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements, of which $88 million were utilized at March 31, 2007; $84 million drawn as cash and $4 million drawn for letters of credit. These committed bank lines mature in 2010, bear interest at money market rates plus a margin that varies with the Company’s credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis.

Cash dividends of $8 million or CAD $0.10 per share were paid in the quarter, down from prior quarters reflecting increased participation in the Company’s Dividend Reinvestment Program (DRIP), which permits Canadian shareholders to elect to receive their dividends in the form of common shares. Other uses of cash in the quarter include $9 million for capital investments and cash used by operating activities. In addition, $44 million of cash was received through the drawdown of the committed bank lines, which is reflected as an increase in long-term debt.

Norbord’s net debt stood at $529 million at quarter end, representing 31% of capitalization on a market basis and 56% of capitalization on a book basis.

Outstanding Shares

At April 24, 2007, there were 144.4 million common shares outstanding. In addition, 2.5 million stock options were outstanding, of which approximately one-third were fully vested.

Capital Investments

In the first quarter of 2007, capital investments were $9 million. Norbord’s 2007 capital investments are expected to be $30 million, representing committed capital and essential maintenance only. Committed capital includes heat energy systems in progress at Genk and Nacogdoches, Texas. The 2007 capital investments will be funded with cash on hand, cash generated from operations and, if necessary, drawdowns under the Company’s committed bank lines.

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

Selected Quarterly Information

	2007	2006				2005
(US$ millions, except per share information, unless otherwise	1st	4th	3rd	2nd	1st	4th	3rd	2nd
noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Return on equity (ROE)	(15)%	(1)%	6%	27%	43%	41%	38%	45%
Cash provided by operating activities	(50)	54	37	70	30	121	55	98
Cash provided by operating activities per share	(0.34)	0.37	0.26	0.49	0.21	0.83	0.38	0.67
Net Sales and Earnings
Net Sales	261	259	291	334	368	351	338	369
EBITDA	4	22	35	79	111	110	100	128
Earnings	(16)	(1)	7	33	58	52	45	67
Per Common Share
Earnings
Basic	(0.11)	-	0.05	0.23	0.40	0.36	0.31	0.39
Diluted	(0.11)	(0.01)	0.05	0.23	0.40	0.36	0.31	0.39

Key Statistics
OSB shipments (MMsf 3/8")	1,112	1,083	1,076	1,048	1,082	1,021	1,062	1,040
Average OSB price – North Central ($/Msf 7/16")	145	166	181	238	285	317	303	297
Average OSB price – Europe (€/m3)	234	219	213	204	197	182	190	208

The price of OSB is the primary factor affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA in 2007 is approximately $35 million or approximately $0.16 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 13% of panel production capacity. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord’s products, are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on fourth quarter 2006 results include pre-tax income of $7 million ($0.03 per share) due to softwood lumber duty refunds, the $13 million provision ($0.06 per share) for non-core operation and tax recovery of $4 million ($0.03 per share) due to the resolution of several income tax audit items relating to prior taxation years. Foreign exchange on the redemption of preferred shares had a $0.06 per share negative impact in the second quarter of 2005.

Accounting Developments

Effective January 1, 2007, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (CICA), Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865 Hedges.

Section 1530 established standards for reporting and presenting a comprehensive income statement.

Section 3855 requires all financial assets and financial liabilities to be classified as one of five categories. Financial assets are to be classified as either held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are to be classified as either held for trading or other financial liabilities. All financial assets and financial liabilities are to be carried at fair value in the consolidated balance sheet, except held to maturity, loans and receivables and other financial liabilities which are carried at amortized cost.

Subsequent accounting for changes in fair value will depend on initial classification. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets that are held as available for sale are to be recorded in other comprehensive income until realized, at which time they will be recorded in the consolidated statement of earnings. During the quarter, the Company did not have any financial assets or liabilities other than cash & cash equivalents which would be designated as either held for trading or available for sale.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self sustaining foreign operations.

There was no impact to opening retained earnings on adoption of these accounting recommendations.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings before interest, income taxes, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company’s ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

	1st Qtr	4th Qtr	1st Qtr
(US dollar millions)	2007	2006	2006

Earnings	$(16)	$(1)	$58
Add: Provision for non-core operation	-	13	-
Add: Interest expense	9	7	7
Less: Interest and other income	(1)	-	(1)
Add: Income tax	(12)	(21)	25
Add: Depreciation	24	24	22
EBITDA	$4	$22	$111

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents less bank advances.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets less any unrealized net investment hedge losses included in other liabilities. Capital employed is comprised of:

	Mar 31	Dec 31	Dec 31
(US dollars millions)	2007	2006	2005

Property, plant and equipment	$995	$1,008	$921
Accounts receivable	179	163	145
Inventory	115	98	99
Accounts payable and accrued liabilities	(185)	(228)	(225)
Other assets	7	7	4
Unrealized net investment hedge gain (loss) (1)	(29)	(25)	-

Capital employed	$1,082	$1,023	$944
(1) Included in other liabilities

ROCE (return on capital employed) is EBITDA divided by average capital employed. The ratio is expressed on an annualized basis. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings) divided by average common shareholders’ equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is the principal value of long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt is comprised of:

	Mar 31	Dec 31	Dec 31
(US dollars millions)	2007	2006	2005

Long-term debt (principal value)	$724	$480	$440
Bank advances	3	-	-
Cash and cash equivalents	(198)	(20)	(155)

Net debt	$529	$460	$285

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders’ equity. Net debt to capitalization, book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value. Net debt to capitalization, market basis is a measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders’ equity divided by common shares outstanding.

Forward-Looking Statements

This document contains forward-looking statements, as defined in applicable legislation. The words "believes," "believe," "forecasting," "expected," "expects," "will," "scheduled," "estimated," "estimates" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing: (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) sensitivity to changes in product prices, such as the price of OSB; (8) sensitivity to changes in foreign exchange rates; (9) margin improvement program targets; (10) expectations regarding contingent liabilities, lawsuits and guarantees, including the outcome of pending litigation; and (11) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2007 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2006 Management’s Discussion and Analysis dated January 31, 2007.

SHIPMENTS
	1st Qtr	4th Qtr	1st Qtr
	2007	2006	2006

OSB (MMsf-3/8") (1)	1,112	1,083	1,082
Particleboard (MMsf-3/8") (2)	169	158	157
MDF (MMsf-3/8")	126	112	149
Hardwood Plywood (MMsf-3/8")	20	18	22

(1) Includes volume from the second OSB line at Cordele, Georgia (66 MMsf, nil, nil for each of the above periods, respectively).

(2) Excludes particleboard consumed internally (34 MMsf, 37 MMsf, 51 MMsf for each of the above periods, respectively).

NORBORD INC. CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)
	1st Qtr	1st Qtr
(US $ millions, except per share information)	2007	2006

Earnings
Net sales	$261	$368

Earnings before interest, income tax and depreciation	4	111

Interest and other income	1	1
Interest expense	(9)	(7)

Earnings before income tax and depreciation	(4)	105

Depreciation	(24)	(22)
Income tax (note 7)	12	(25)

Earnings	$(16)	$58

Earnings per common share (note 6)
- Basic	$(0.11)	$0.40
- Diluted	$(0.11)	$0.40

(See accompanying notes)

NORBORD INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
	1st Qtr	1st Qtr
(US $ millions)	2007	2006

CASH PROVIDED BY (USED FOR):

Operating Activities
Earnings	$(16)	$58
Items not affecting cash:
Depreciation	24	22
Future income taxes (note 7)	11	2
Other items	(1)	(2)
	18	80

Net change in non-cash working capital balances	(68)	(50)

	(50)	30

Investing Activities
Capital investments	(9)	(35)
Other	–	4

	(9)	(31)

Financing Activities
Issue of senior notes (note 3)	198	–
Other debt incurred (note 3)	47	–
Dividends	(8)	(13)
Issue of common shares (note 5)	–	1
Repurchase of common shares (note 5)	–	(11)

	237	(23)

Increase (decrease) in cash and cash equivalents	$178	$(24)

(See accompanying notes)

NORBORD INC. CONSOLIDATED BALANCE SHEETS

(unaudited)

	Mar 31	Dec 31
(US $ millions)	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$198	$20
Accounts receivable	179	163
Inventory	115	98
Future income taxes	3	3
	495	284

Property, plant and equipment	995	1,008
Other assets	7	7

	$1,497	$1,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank advances	$3	$–
Accounts payable and accrued liabilities	185	228
Current portion of long-term debt (note 3)	199	–
	387	228

Long-term debt (note 3)	523	480
Other liabilities(note 4)	52	44
Future income taxes	123	113
Shareholders’ equity (note 5)	412	434

	$1,497	$1,299

(See accompanying notes)

NORBORD INC. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND COMPREHENSIVE INCOME

(unaudited)
	1st Qtr	1st Qtr
(US $ millions)	2007	2006

Retained Earnings
Balance, beginning of period	$305	$412
Earnings	(16)	58
Common share dividends	(12)	(13)
Repurchase of common shares (note 5)	–	(10)

Balance, end of period	$277	$447

Comprehensive Income
Earnings	$(16)	$58
Other comprehensive income:
Net change in cumulative translation adjustment	1	2

Comprehensive Income	$(15)	$60

(See accompanying notes)

NORBORD INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information, unless otherwise noted)

Note 1 – Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

Note 2 – Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (CICA), Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865 Hedges.

Section 1530 established standards for reporting and presenting a comprehensive income statement.

Section 3855 requires all financial assets and financial liabilities to be classified as one of five categories. Financial assets are to be classified as either held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are to be classified as either held for trading or other financial liabilities. All financial assets and financial liabilities are to be carried at fair value in the consolidated balance sheet, except held to maturity, loans and receivables and other financial liabilities which are carried at amortized cost.

Subsequent accounting for changes in fair value will depend on initial classification. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets that are held as available for sale are to be recorded in other comprehensive income until realized, at which time they will be recorded in the consolidated statement of earnings. During the quarter, the Company did not have any financial assets or liabilities other than cash & cash equivalents which would be designated as either held for trading or available for sale.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self sustaining foreign operations.

There was no impact to opening retained earnings on adoption of these new accounting recommendations.

NORBORD INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information, unless otherwise noted)

Note 3 – Long-Term Debt
			Book Value
	Principal	Fair Value	Mar 31	Dec 31
	Value	Adjustments	2007	2006

8 1/8% debentures due 2008	$200	$(1)	$199	$200
7 1/4% debentures due 2012	240	2	242	240
6.45% senior notes due 2017	200	(3)	197	–
Other debt	84	–	84	40
	724	(2)	722	480
Less current portion of long-term debt:
8 1/8% debentures due 2008	(200)	1	(199)	–
	$524	$(1)	$523	$480

At March 31, 2007, the Company had $365 (December 31, 2006 – $365) of interest rate swaps outstanding. The terms of these swaps correspond to the terms of the underlying hedged debt.

The Company has committed unsecured revolving bank lines of $200 which mature in 2010, bear interest at money market rates that vary with the Company’s credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis. At quarter end, $88 of these lines were utilized; $84 drawn as cash and $4 drawn for letters of credit. The balance of $112 is available to support short-term liquidity requirements.

During the quarter, the Company issued $200 of senior notes due in 2017 with an interest rate of 6.45% which are subject to a credit ratings based coupon step-up provision. The notes were issued to pre-fund the March 2008 debenture maturity.

Note 4 – Other Liabilities
	Mar 31	Dec 31
	2007	2006

Unrealized net investment hedge losses	$29	$25
Unrealized interest rate swap losses	13	–
Deferred interest rate swap gains	–	11
Accrued pension and post-retirement benefits	4	4
Other liabilities	6	4
	$52	$44

The unrealized net investment hedge losses and unrealized interest rate swap losses are offset by unrealized gains on the underlying exposures being hedged.

NORBORD INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information, unless otherwise noted)

Note 5 – Shareholders’ Equity

	Mar 31	Dec 31
	2007	2006
Capital stock:
Common shares	$131	$127
Contributed surplus	1	–
Retained earnings	277	305
Accumulated other comprehensive income	3	2
	$412	$434

Summary of common share transactions:

	Mar 31		Dec 31
	2007		2006
	Shares	Amount	Shares	Amount
	(million)		(million)
Balance at beginning of period	143.7	$127	144.8	$118
Dividend reinvestment plan	0.5	4	1.4	11
Issue of common shares	0.1	–	0.3	1
Repurchase of common shares	–	–	(2.7)	(3)
Balance at end of period	144.3	$131	143.7	$127

During the quarter, 0.8 million options were granted under the stock option plan. Year-to-date, cost of sales include less than $1 related to stock based compensation expense.

Summary of accumulated other comprehensive income movements:

	Mar 31	Dec 31
	2007	2006
Balance at beginning of period, including
reclassification of cumulative translation adjustment	$2	$(8)
Net change in cumulative translation adjustment	1	10
Balance at end of period	$3	$2

NORBORD INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information, unless otherwise noted)

Note 6 – Earnings per Common Share

Earnings per common share were calculated as follows:

	1st Qtr	1st Qtr
	2007	2006

Earnings available to common shareholders	$(16)	$58

Common shares (millions):
Weighted average number of common shares outstanding	143.8	144.6
Stock options	0.5	0.7
Diluted number of common shares	144.3	145.3

Earnings per common share:
Basic	$(0.11)	$0.40
Diluted	$(0.11)	$0.40

Stock options issued under the Company’s stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company’s common shares during the period.

Note 7 – Income Tax

Interim income tax is calculated based on expected annual effective tax rates.

	1st Qtr	1st Qtr
	2007	2006

Current income tax expense	$(23)	$23
Future income tax expense	11	2
Income tax expense	$(12)	$25

Note 8 – Related Party Transactions

The Company’s major shareholder has various interests over which it has control or otherwise has significant influence (a "related company" or collectively "related companies").

During the quarter, the Company provided certain administrative services to a related company which was charged on a cost recovery basis. In addition, the Company periodically engages the services of related companies for various financial, real estate and other business advisory services. During the quarter, the fees for these services were less than $1 and were charged at market rates.

NORBORD INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information, unless otherwise noted)

Note 9 – Commitments and Contingencies

Foreign Exchange Hedges

The Company has outstanding forward foreign exchange contracts of 6 (2006 - 4) and €64 (2006 - €64) and cross-currency swaps of 125 (2006 - 125), which are designated as hedges against its net investments in Europe. During the period, the Company realized a gain of $3 (2006 – nil) on its matured net investment hedges, and at period end, the Company had an unrealized loss of $29 (2006 – loss of $4) on its outstanding net investment hedges. These realized and unrealized gains are offset by realized and unrealized losses on the net investments being hedged.

In addition, at period end, the Company has outstanding forward foreign exchange contracts of CAD $33 (2006 – CAD $26), which serve to hedge certain Canadian dollar-denominated monetary liabilities. During the period, the Company realized a gain of nil (2006 – nil) on its matured monetary liability hedges, and at period end, the Company had an unrealized gain of nil (2006 – nil) on these outstanding hedges. These realized and unrealized gains, if any, are offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with the Cordele mill expansion project. The Company has outstanding forward foreign exchange contracts of €2 (2006 – €7) which are designated as hedges against certain of these commitments denominated in Euros. No gains or losses were realized during the period, and at period end, the Company had an unrealized loss of nil on the outstanding hedges. Realized and unrealized losses, if any, are offset by realized and unrealized gains on the purchase commitments being hedged.

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

The Company believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

NORBORD INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information, unless otherwise noted)

Note 10 – Geographic Segments

The Company has a single reportable segment. The Company operates principally in North America and Europe. Net sales by geographic segment are determined based on the origin of shipment and therefore include export sales.

	North
1st Qtr 2007	America	Europe	Unallocated	Total

Net sales	$134	$127	$-	$261
EBITDA (1)	(8)	18	(6)	4
Depreciation	15	9	-	24
Property, plant and equipment	717	274	4	995
Capital investments	7	2	-	9

	North
1st Qtr 2006	America	Europe	Unallocated	Total

Net sales	$265	$103	$-	$368
EBITDA (1)	109	6	(4)	111
Depreciation	14	8	-	22
Property, plant and equipment	675	256	4	935
Capital investments	34	1	-	35

(1)     EBITDA is earnings before interest, income tax and depreciation.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, J. Barrie Shineton, President and Chief Executive Officer of Norbord Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Norbord Inc., (the issuer) for the interim period ending March 31, 2007;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.     The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.     I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 24, 2007

/s/ J. Barrie Shineton
J. Barrie Shineton

President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Tremayne, Executive Vice-President and Chief Financial Officer of Norbord Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Norbord Inc., (the issuer) for the interim period ending March 31, 2007;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.     The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.     I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 24, 2007

/s/ John Tremayne
John Tremayne
Executive Vice-President & Chief Financial Officer

 NORBORD INC ANNUAL MEETING OF

SHAREHOLDERS

APRIL 25, 2007

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the election of each of the following nominees: Jack L. Cockwell, Dian Cohen, Pierre Dupuis, Gordon E. Forward, Dominic Gammiero, Robert J. Harding, Neville W. Kirchmann, Margot Northey, J. Barrie Shineton, as directors of the Company.

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the appointment of KPMG LLP, Chartered Accountants as Auditors and authorizing the directors to fix their remuneration.

Resolution #3:

On a show of hands, the shareholders ratified the Resolution approving the amendments to the Stock Option Plan:

Dated this 25th day of April, 2007.

CIBC MELLON TRUST COMPANY

Charndeep Minhas

Jennifer Andersen